UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ICX TECHNOLOGIES, INC.

(Name of Subject Company)

ICX TECHNOLOGIES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities)

Colin J. Cumming

Chief Executive Officer

ICx Technologies, Inc.

2100 Crystal Drive, Suite 650

Arlington, VA 22202

(703) 678-2111

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Randall H. Doud

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

To all ICx Employees,

Last night our board approved, and I signed, what is known as a “definitive agreement” with FLIR Systems, Inc. Under the terms of this agreement FLIR Systems has agreed to acquire ICx Technologies for an aggregate cash purchase price of approximately $274 million, which represents $7.55 per share. FLIR (NASDAQ: FLIR) is the world leader in commercial thermal imaging with a leading market share in a wide variety of Military, Industrial and Commercial markets. FLIR is a publicly traded $1.4B company with an approximate market capitalization in excess of $5B.

I realize that this news will come as a surprise to many of you, but our board agreed that the company would be best served if this process was not made public.

This transaction presents an attractive opportunity for two leading technology companies to expand and enhance what can only be described as impressive technology and product portfolios. It was clear to our board that FLIR supports our vision of developing advanced integrated technologies and leading products, and that together we can leverage FLIR’s global infrastructure to continue to drive innovation and growth.

At this stage it is too early to outline any specific changes that may take place. I appreciate that all of you will undoubtedly have many questions on issues from health insurance to company culture and I promise to keep everyone updated in the months ahead as we plan our course as part of a larger, stronger organization. In the meantime I ask that you remain focused on the task at hand; contributing to the development of compelling, technologies and world-class products.

Official company announcements by both ICx and FLIR, will be released this morning. You will be able to read these releases on the respective company websites. In addition, I have scheduled a company-wide conference call for today to provide more information once the public announcement has been made. Please join me at 12.30 EDT using the following conference numbers:

Conference Call Details

Dial-in: 1-484-589-1010

Access Code: 132-050-606

Time: 12.30 EDT

Colin